Scott E. Pueschel

One New Hampshire Avenue, Suite 350

Pease International Tradeport

Portsmouth, NH 03801

603-373-2019 voice

603-433-6372 fax

spueschel@pierceatwood.com

www.pierceatwood.com

Admitted in: MA NH VA

March 7, 2007

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Owings:

On behalf of Environmental Power Corporation (the “Company”), enclosed for your review are three copies of Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-138999) of the Company, relating to the registration under the Securities Act of 1933 of 4,387,360 shares of the Company’s common stock (the “Registration Statement”), which is being filed with the Commission on January 31, 2007. Two of the enclosed copies of Amendment No. 2 have been marked to indicate all changes made to Amendment No. 1 to the Registration Statement as filed with the Securities and Exchange Commission on January 31, 2007.

This Amendment is being filed in response to comments contained in your letter of February 22, 2007 relating to the Registration Statement and the Company’s Form 10-Q for the quarter ended September 30, 2006 (File No. 1-32393). These comments, and the responses on behalf of the Company to these comments, are set forth below.

Registration Statement on Form S-3

1.	We note your response to comment 1 in our letter dated December 27, 2006. Please revise to include your current stock price. In addition, please disclose that the selling stockholders are offering 51% of the total number of shares held by non-affiliates and the percentages offered by each of Black River (39%) and Fort Mason (9.6%), as stated in your response letter.

Response to Comment 1:

The Company has revised the Registration Statement to include the requested disclosure.

Mr. H. Christopher Owings

Securities and Exchange Commission

March 7, 2007

Selling Stockholders, page 17

2.	Please disclose the net proceeds received in the November 2006 private placement. Please also disclose the total payments made to the selling stockholders, including placement or finders fees. Please also discuss any potential payments, including liquidated damages.

Response to Comment 2:

The Company has revised the Registration Statement to include the requested disclosure.

3.	Regarding the business development agreement with Cargill, an affiliate of Black River, please disclose the payments made to Cargill, including securities.

Response to Comment 3:

The Company has revised the Registration Statement to include the requested disclosure.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

4.	We note your response to comment 10 of our letter dated December 27, 2006. We concur that you have a beneficial conversion feature with respect to your convertible preferred stock. We do not concur however with your concluding remarks with respect to recording the beneficial conversion feature. In this regard, you indicate that the beneficial conversion feature is $4,288,517, although your final entries to record the beneficial conversion feature are $539,487. Furthermore, we would anticipate seeing a debit to the preferred stock account for the discount and a credit to additional paid in capital of $4,288,517 pursuant to paragraph 5 of EITF Issue no. 98-5. Then, in accordance with paragraph 8 of Issue no. 98-5, we would anticipate seeing the entire discount immediately charged through retained earnings since you point out that the preferred stock is convertible at the date of issuance. In this regard, we would expect to see the entire amount of $4,288,517 classified as a loss available to common shareholders. Please revise or advise us.

Response to Comment 4:

In the Company’s response to Comment 10 of your letter dated December 27, 2006, the Company inadvertently copied the fair value of the placement warrants into the description of the accounting of the beneficial conversion feature. The Company agrees with your comments, and

Mr. H. Christopher Owings

Securities and Exchange Commission

March 7, 2007

will debit the preferred stock account for $4,288,517 and credit additional paid-in capital for the discount. The entire discount will be charged through retained earnings and the entire amount of $4,288,517 will be classified as a loss available to common shareholders.

* * * * * *

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing responses are helpful to the Commission in its review of the Registration Statement and the Reports and fully responsive to its comments. We would appreciate it if you would contact the undersigned at (603) 373-2019 as soon as possible with any questions or additional comments you may have regarding the Registration Statement or the Reports.

Very truly yours,

/s/ Scott E. Pueschel

Scott E. Pueschel

cc:	Mr. Scott Anderegg

Mr. Robert Babula